

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

June 16, 2009

<u>Via U.S. Mail and Facsimile (713-354-6110)</u>

Vincent R. Volpe, Jr.
President, Chief Executive Officer and Director
Dresser-Rand Group, Inc.
West 8 Tower, Suite 1000
10205 Westheimer Rd.
Houston, TX 77042

      Re: **Dresser-Rand Group, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed February 23, 2009
              File No. 1-32586

Dear Mr. Volpe:

      We refer you to our comment letters dated April 27, 2009, March 25, 2009 and April 23, 2009 regarding business contacts with Iran, Sudan, Syria and Cuba. We have completed our review of this subject matter and have no further comments at this time.

                    Sincerely,

                    Cecilia Blye, Chief
                    Office of Global Security Risk

cc: Peggy Fisher
        Assistant Director
        Division of Corporation Finance